UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Limelight Networks, Inc.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, $0.001 par value
(Title of Class of Securities)

53261M104
(CUSIP Number of Class of Securities)
(Underlying Options to Purchase Common Stock)

Jeffrey W. Lunsford
President, Chief Executive Officer
and Chairman
Limelight Networks, Inc.
2220 W. 14th Street
Tempe, Arizona 85281
(602) 850-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:
Mark L. Reinstra, Esq.
Alexander D. Phillips, Esq.
Wilson Sonsini Goodrich & Rosati,
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: Not applicable
Form or Registration No.: Not applicable
Filing Party: Not applicable
Date Filed: Not applicable
☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

This filing relates solely to preliminary communications made before the commencement of an anticipated program to allow certain employees to exchange eligible stock options for restricted stock units (the “Tender Offer”) by Limelight Networks, Inc. (“Limelight” or the “Company”). The following description of the Company’s intention to consider the implementation of the Tender Offer in the future was sent on April 14, 2008 by electronic mail to certain employees holding eligible Limelight stock options.
FORM OF COMMUNICATION TO CERTAIN EMLOYEES HOLDING ELIGIBLE STOCK OPTIONS

To:	[EMAIL ADDRESS]

From:	Jeff Lunsford

Date:	April 14, 2008

Subject:	YOUR STOCK OPTIONS — IMPORTANT NOTICE
     Today, I am pleased to inform you that we anticipate implementing a Stock Option/Restricted Stock Unit Exchange Program (the “Program”), whereby employees of Limelight, other than senior executive officers, will have the opportunity to exchange eligible stock options for restricted stock units.
     Equity awards are a valuable motivation and retention tool and, as such, help to align employee and stockholder interests. Many of our currently outstanding stock options are “out-of-the-money,” which means that the per share exercise price of a stock option is greater than the current per share market price of our common stock. As a result, Limelight is implementing the Program, which will allow you to exchange certain out-of-the-money stock options for restricted stock units. Restricted stock units, commonly referred to as “RSUs,” are a type of award that is essentially a promise by the Company to issue shares of common stock to you in the future, with no cash purchase price, subject to the satisfaction of any vesting requirements and any other terms and conditions governing the award.
     Subject to the terms of the Program, each employee, other than senior executive officers, who holds outstanding stock options granted after April 1, 2007 will be eligible to exchange his or her stock options for restricted stock units. Specifically, those employees will be offered the opportunity to receive one unvested restricted stock unit for every two shares of common stock subject to the vested or unvested exchanged stock options. The two-to-one exchange ratio will be the same for all eligible stock options granted after April 1, 2007, irrespective of the exercise price of those options. These restricted stock units will vest in six equal increments, starting on December 1, 2008 and then vesting semi-annually through June 1, 2011.
     Participation in the Program will be completely voluntary. Employees who choose not to participate will retain their current stock options under the current terms and conditions of the relevant agreements governing the stock options.
     You will be sent further information and materials detailing the terms and conditions of the Program upon implementation of the Program.
This email message does not constitute an offer to exchange, or a solicitation of an offer to exchange, any options to purchase Limelight common stock. The offer will be made only through an offer to exchange and related materials, which will be distributed to all eligible option holders on the commencement date of the program. The offer to exchange and related materials also will be available free of charge to option holders and stockholders at the SEC’s website at www.sec.gov on and after that date. In addition, stockholders and option holders may request a free copy of the offer to exchange and related materials from Limelight following the time that such documents become available. All eligible option holders are advised to read these materials if and when they become available because they will contain important information to help option holders decide whether or not to accept the offer.